Filed Pursuant to Rule 424(b)(3)
Registration No. 333-290995

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated May 12, 2026)

SEMNUR PHARMACEUTICALS, INC.

Up to 203,737,349 Shares of Common Stock

Up to 7,432,122 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 510,000 Warrants

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This prospectus supplement supplements the prospectus dated May 12, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-290995) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on May 12, 2026 and declared effective by the Securities and Exchange Commission on May 18, 2026. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 7,432,122 shares of our common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of (i) 510,000 private placement warrants (the “Private Warrants” and such shares issuable upon exercise, the “Private Warrant Shares”) originally sold in a private placement in connection with the initial public offering of Denali Capital Acquisition Corp. (“Denali”) and (ii) 6,922,122 public warrants (the “Public Warrants” and such shares issuable upon exercise, the “Public Warrant Shares”) originally sold to the public investors in connection with the initial public offering of Denali (the Public Warrants and the Private Warrants being referred to herein together as the “Warrants”). We will not receive the proceeds from the resale of the Private Warrant Shares or the Public Warrant Shares hereunder; however, we will receive the proceeds from the exercise of any Private Warrants and the Public Warrants.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by: (a) the selling stockholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 203,737,349 shares of our Common Stock (the “Resale Shares”), consisting of: (i) up to 2,072,500 shares of Common Stock (the “Sponsor Shares”) held by Jiandong “Peter” Xu, FutureTech Capital LLC (“FutureTech”) (such holdings of Jiandong “Peter” Xu and FutureTech were transferred to such parties by Denali Capital Global Investments LLC prior to the closing of the Business Combination), Huifeng Chang, Lei Huang, Jim Mao, You “Patrick” Sun and Kevin Vassily that were issued on September 22, 2025 upon conversion of the same number of our former ordinary shares in connection with the Domestication and the Business Combination (each as defined below); (ii) up to 510,000 Private Warrant Shares; (iii) up to 188,554,849 shares of Common Stock (the “Scilex Shares”) held by Scilex Holding Company (“Scilex”) and certain of its subsidiaries; (iv) up to 100,000 shares of Common Stock (the “Underwriter Shares”) issued to certain underwriters of the initial public offering of Denali upon consummation of the Business Combination as part of a deferred underwriting discount pursuant to that certain Deferred Discount Agreement, dated November 20, 2023, by and among Denali, US Tiger Securities, Inc. (“US Tiger”) and D. Boral Capital, LLC (f/k/a EF Hutton LLC) (“D. Boral”), which such deferred discount was subsequently amended by the Satisfaction and Discharge Agreements Denali entered into with each of US Tiger and D. Boral on September 22, 2025 immediately prior to the consummation of the Business Combination; and (v) up to 12,500,000 shares of Common Stock (the “Biconomy Resale Shares”) held by Biconomy PTE.LTD; and (b) the selling warrantholder named in this prospectus (including such warrantholder’s permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Warrantholders” and, together with the Selling Stockholders, the “Selling Securityholders”) of up to 510,000 Private Warrants.

On September 22, 2025, we consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of August 30, 2024 (as amended, restated or supplemented from time to time, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025 and Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025) (the “Merger Agreement”), by and among us, Denali Merger Sub Inc., our then-wholly owned subsidiary (the “Merger Sub”), and the pre-Business Combination Semnur Pharmaceuticals, Inc. (now known as Semnur, Inc., “Legacy Semnur”). We are registering the issuance by us of up to 6,922,122 shares of Common Stock upon the exercise of the Public Warrants as required under the terms of the Warrant Agreement, dated as of April 6, 2022, between Denali Capital Acquisition Corp. (now known as Semnur Pharmaceuticals, Inc.), and VStock Transfer, LLC (“VStock”), as warrant agent, which governs the Public Warrants. We are also registering the resale of the Sponsor Shares, the Merger Shares, the Private Warrant Shares and the Private Warrants as required by that certain Amended and Restated Registration Rights Agreement by and among us, the Sponsors and certain other stockholders, dated September 22, 2025 (the “Registration Rights Agreement”).

Our Common Stock and Public Warrants trade on the Pink Limited Market of the OTC Markets Group, Inc. under the symbols “SMNR” and “SMNRW”, respectively. On July 6, 2026, the last reported sales price per share of our Common Stock was $0.78. On July 6, 2026, the last reported sales price per warrant of our Public Warrants was $0.04.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 14 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

__________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 7, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 3, 2026

SEMNUR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41351	98-1659463
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 422-7515

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SMNR	OTCQB marketplace
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SMNRW	OTCQB marketplace

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

On July 3, 2026, Semnur Pharmaceuticals, Inc. (“the Company”) and iHolding Group LLP, a private investment group headquartered in Almaty, Republic of Kazakhstan (“iHolding”), entered into a binding term sheet (the “Term Sheet”).

The Term Sheet contemplates that iHolding will purchase $100,000,000 (the “Proposed Investment”) of newly issued shares of Company common stock, par value $0.0001 per share (the “Company Common Stock”). The purchase price for such shares is expected to be $10.00 per share, which would represent approximately 10,000,000 shares.

The Proposed Investment remains subject to completion of customary due diligence, the parties’ negotiation and execution of definitive agreements (the “Definitive Agreements”), board approvals, and other customary closing conditions, including receipt of the approval of the Company’s stockholders and any required regulatory approvals.

There can be no assurance that the Definitive Agreements and any other transaction documents necessary to consummate the Proposed Investment will be entered into, or that the Proposed Investment will be consummated on the terms described herein or at all. The consummation of the Proposed Investment is subject to numerous factors, many of which are outside the control of the Company, including market conditions, regulatory approvals, the actions of third parties, and the ability of the parties to negotiate and execute the Definitive Agreements. The Term Sheet reflects terms that remain subject to further negotiation, modification and/or approval by the applicable boards of directors and may be terminated by the parties. Any such termination, or a failure by the parties to agree on the Definitive Agreements, could result in disputes or litigation relating to the interpretation, enforceability and/or performance of the provisions of the Term Sheet, which could be costly and/or time-consuming, divert management attention and/or otherwise adversely affect the financial condition or liquidity of the Company, including its ability to pursue or defend such claims. Accordingly, investors should not place undue reliance on the consummation of the Proposed Investment or the ability of the Company and iHolding to consummate the Proposed Investment.

The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, a copy of which the Company will file as an exhibit to its Quarterly Report on Form 10-Q for the quarter ending June 30, 2026 or by an amendment to this Current Report on Form 8-K.

Item 3.02.	Unregistered Sales of Equity Securities.

The information provided in Item 1.01 regarding the Term Sheet and the potential issuance of shares of Company Common Stock is hereby incorporated by reference.

It has not yet been determined whether the shares of Company Common Stock that may be issued in the Proposed Investment will be issued in a private placement. If such shares are issued in a private placement, the Company expects that (i) such shares would be issued to iHolding in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D (or other applicable exemption) thereunder and (ii) iHolding will represent that it is an “accredited investor,” as defined in Regulation D, and will acquire such shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Neither this Current Report on Form 8-K nor the Term Sheet is an offer to sell or the solicitation of an offer to buy shares of Company Common Stock or any other securities of the Company.

Item 7.01. Regulation FD Disclosure.

On July 7, 2026, the Company issued a press release announcing the execution of the Term Sheet. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 attached hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing by the Company, under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press release dated July 7, 2026.
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMNUR PHARMACEUTICALS, INC.

By: /s/ Henry Ji
Name: Henry Ji
Title: Chief Executive Officer & President

Date: July 7, 2026

Exhibit 99.1

FOR IMMEDIATE RELEASE

July 7, 2026

Semnur Pharmaceuticals, Inc., a Majority-Owned Subsidiary of Scilex Holding Company, Announces Signing of Binding Term Sheet for Proposed $100 Million Strategic Investment from iHolding Group LLP

PALO ALTO, CALIFORNIA – July 7, 2026 (GLOBE NEWSWIRE) – Semnur Pharmaceuticals, Inc. (“Semnur” or the “Company”) (OTC: SMNR) , a clinical late-stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies, today announced the signing of a binding term sheet with iHolding Group LLP ("iHolding"), a private investment group headquartered in Almaty, Republic of Kazakhstan. The term sheet contemplates that iHolding will purchase $100,000,000 of newly issued shares of Semnur common stock. The purchase price for such shares is expected to be $10.00 per share, which would represent approximately 10,000,000 shares.

The proposed investment would be used to support the continued advancement of the Company's pipeline, including the ongoing Phase 3 clinical program for SEMDEXA™ (SP-102), as well as product development and commercialization activities, acquisitions and strategic partnerships, working capital and operational growth, intellectual property expansion, and other general corporate purposes.

The proposed investment remains subject to completion of customary due diligence, the parties’ negotiation and execution of definitive agreements, board approvals, and other customary closing conditions, including any required regulatory approvals.

Joint Statement by Alain Khoueiry, Chairman, and Byron Byrd, Chief Executive Officer, iHolding Group LLP:

“Our proposed investment in Semnur Pharmaceuticals has the potential to become a landmark transaction, demonstrating the growing capacity and international outlook of Kazakhstan-linked investment capital in supporting world-class biopharmaceutical innovation.

SEMDEXA™, with its FDA Fast Track designation and advanced Phase 3 clinical development programme, represents an opportunity to participate in a therapy that addresses a significant unmet medical need while supporting innovation at the highest level of the global life sciences industry.

Equally important, this initiative is fully aligned with iHolding’s long-term strategy of helping establish Kazakhstan as a leading regional hub for pharmaceutical manufacturing, research and development, regulatory excellence, and international distribution. Every strategic partnership of this quality

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strengthens the expertise, supply chain relationships, regulatory knowledge, and global industry connections necessary to build a sustainable life sciences ecosystem capable of serving Central Asia and international markets alike.

Our vision extends well beyond individual investments. We are committed to helping create an internationally connected pharmaceutical and biotechnology sector that supports innovation, attracts global partners, and contributes meaningfully to Kazakhstan’s long-term economic and scientific development.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy Semnur securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

For more information on Semnur Pharmaceuticals, Inc., refer to www.semnurpharma.com

About Semnur Pharmaceuticals, Inc.

Semnur is a clinical late-stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies. Semnur’s product candidate, SP-102 (SEMDEXA™), is the first non-opioid novel gel formulation administered epidurally in development for patients with moderate to severe chronic radicular pain/sciatica.

Semnur is headquartered in Palo Alto, California.

About Scilex Holding Company

Scilex Holding Company (“Scilex”) is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain and neurodegenerative and cardiometabolic disease. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Scilex’s commercial products include: (i) ZTlido® (lidocaine topical system) 1.8%, a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) Gloperba®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

In addition, Scilex has three product candidates: (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXA™” or “SP-102”), which is owned by Semnur Pharmaceuticals, Inc. (a majority owned subsidiary of Scilex) and is a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which Scilex has completed a Phase 3 study and was granted Fast Track status from the FDA in 2017; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of

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acute pain and for which Scilex has recently completed a Phase 2 trial in acute low back pain. SP-103 has been granted Fast Track status from the FDA in low back pain; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia.

Scilex is headquartered in Palo Alto, California.

About iHolding Group LLP

iHolding Group LLP is a private investment group headquartered in Almaty, Republic of Kazakhstan, focused on strategic capital deployment across healthcare, technology, and commercial sectors. iHolding seeks investments in companies with strong intellectual property platforms and meaningful global growth potential.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or variations of such words or by expressions of similar meaning. These forward-looking statements include, but are not limited to, statements regarding future events, the expected execution of definitive agreements, the closing of the proposed investment and whether the proposed investment can support Semnur’s continued strategic growth. These statements are based on management’s current expectations and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semnur. These statements are subject to a number of risks and uncertainties regarding Semnur’s business. These risks and uncertainties include, but are not limited to, delays or inability to complete due diligence, execute definitive agreements, or obtain any necessary approvals for the proposed investment, including board, stockholder and regulatory approvals; general economic, political and business conditions; the ability of Semnur to develop and successfully market products; the ability of Semnur to grow and manage growth profitably and retain its key employees; the risk that the potential product candidates that Semnur develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Semnur’s product candidates; the risk that Semnur’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Semnur has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the prior results of the clinical trials may not be replicated; regulatory and intellectual property risks; and other risks and uncertainties indicated from time to time and other risks set forth in Semnur’s filings with the SEC. There may be additional risks that Semnur presently does not know or that

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Semnur currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Semnur’s expectations, plans or forecasts of future events and views as of the date of the communication. Semnur anticipates that subsequent events and developments will cause such assessments to change. However, while Semnur may elect to update these forward-looking statements at some point in the future, Semnur specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Semnur’s assessments as of any date subsequent to the date of this communication. Accordingly, investors are cautioned not to place undue reliance on these forward-looking statements.

Contacts:

Investors and Media
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303
Office: (650) 422-7515

Email: investorrelations@semnurpharma.com

Website: www.semnurpharma.com

# # #

SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a majority-owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

All other trademarks are the property of their respective owners.

© 2026 Semnur Pharmaceuticals, Inc. All Rights Reserved.

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